Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 3, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

UNOFFICIAL ENGLISH TRANSLATION

TECHNIP

     A société anonyme with a share capital of € 80,952,973.43
Registered office: 6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton
92400 Courbevoie (France)
Nanterre Trade Register No. 589 803 261
Identification No. 589 803 261 00215

Notice of Meeting

The Shareholders of Technip are called to a combined Ordinary and Extraordinary Shareholders’ Meeting to be held at the Pavillon Gabriel, Salon Alcazar, 5 avenue Gabriel, 75008 Paris, on Friday April 27, 2007 at 10.00 AM. to deliberate on the following agenda :

A/ WITHIN THE AUTHORITY OF THE ORDINARY SHAREHOLDERS’ MEETING

1.	Report of the Board of Directors to the Ordinary Shareholders’ Meeting

2.	Approval of the statutory financial statements for the fiscal year ended December 31, 2006

3.	Allocation of earnings for the fiscal year ended December 31, 2006, setting the dividend and the payment date

4.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2006

5.	Special report of the Statutory Auditors on the regulated agreements referred to in Articles L.225-38 et seq. of the French Commercial Code and approval of those agreements

6.	Directors’ attendance fees

7.	Appointment of directors

8.	Renewal of the tenure of directors

9.	Appointment of an alternate Statutory Auditor

10.	Share repurchases

B/ WITHIN THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

11.	Report of the Board of Directors to the Extraordinary Shareholders’ Meeting

12.	Amendment of the by-laws

______________________________________
* The General Meeting is convened on first notice on Wednesday April 18, 2007 at 9.00 A.M., at the Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris, salon Elysée, but in all probability, due to the lack of quorum on that date, it is unlikely that valid deliberations could be made at that time. The Meeting will therefore be reconvened, on Friday April 27, 2007 at 10.00 A.M, salon Alcazar, same address.

UNOFFICIAL ENGLISH TRANSLATION

13.	Delegation of authority to the Board of Directors to increase the share capital while maintaining shareholder preferential subscription rights

14.	Delegation of authority to the Board of Directors to increase the share capital without shareholder preferential subscription rights (with the power to grant a priority period) and through a public offering and to issue securities giving access to debt securities

15.	Delegation of authority to the Board of Directors to increase the share capital, within the limit of 10% of the share capital per year and at a price that the Board will set freely, subject to a minimum price, without shareholder preferential subscription rights and through a public offering

16.	Delegation of authority to the Board of Directors to increase the share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized

17.	Delegation of authority to the Board of Directors to increase the share capital to compensate contributions in kind that are made to the Company

18.	Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan

19.	Delegation of authority to the Board of Directors to increase the share capital, without preferential subscription rights, through a capital increase reserved to certain categories of beneficiaries

20.	Authorization granted to the Board of Directors to allocate existing or new shares for free

21.	Authorization granted to the Board of Directors to grant stock options

22.	Authorization to be granted to the Board of Directors in the event of a public offering or a public exchange offering in the context of the reciprocity exception

C/ WITHIN THE AUTHORITY OF THE COMBINED SHAREHOLDERS’ MEETING

23.	Powers for formalities

* * *

The shareholders’ meeting is comprised of all shareholders, however many shares each holds. No person may represent a shareholder at a meeting unless such person is also a shareholder or the spouse of the represented shareholder (Article L.225-106 of the French Commercial Code).

Pursuant to Article 136 of French Decree No. 67-236 of March 23, 1967 (amended by the French Decree n°2006-1566 of December 11, 2006), participation in a shareholders’ meeting is subject to registration of the securities in the name of the shareholder or the listed intermediary for his or her account (pursuant to the seventh clause of Article L.228-1 of the French Commercial Code) as of midnight (Paris time) of the third business day preceding the shareholders’ meeting, or in registered share accounts maintained by the company (or by its agent), or in bearer share accounts maintained by an approved intermediary.

Recording or registering securities in bearer accounts maintained by financial intermediaries shall be acknowledged by a participation attestation delivered by the latter as an annex to:

  the long-distance voting card;

  the proxy;

  the request for an admission card in the name of the shareholder or on behalf of the shareholder being represented by a record intermediary.

An attestation shall also be delivered to a shareholder who wishes to physically be present at the shareholders’ meeting and who has not received his or her admission card as of midnight (Paris time) on 24th April 2007.

All shareholders may request a form from his or her intermediary for the purpose of long-distance voting or for the purpose of being represented at the meeting.

The attestation, as well as the form, must be addressed to the financial intermediaries at:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble TOLBIAC
75450 PARIS CEDEX 09

Long-distance votes will only be taken into account for forms that are duly filled out and which the company or its above-mentioned agent receives at least three calendar days before the Shareholders’ Meeting.

The Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: April 3, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.